Exhibit 12
PROGRESS ENERGY FLORIDA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS COMBINED

(in millions)
Twelve Months Ended September 30	2005	2004

Earnings, as defined:
Net income	$266	$322
Fixed charges, as below	124	116
Income taxes	125	166

Total earnings, as defined	$515	$604

Fixed Charges, as defined:
Interest on long-term debt	$106	$101
Other interest	14	10
Imputed interest factor in rentals-charged principally to operating expenses	4	5

Total fixed charges, as defined	$124	$116

Preferred dividends, as defined	$2	$2

Total fixed charges and preferred dividends combined	$126	$118

Ratio of earnings to fixed charges	4.15	5.21
Ratio of earnings to fixed charges and preferred dividends combined	4.08	5.12